CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278



CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

RECEIVED
2006 JAN 30 P 4:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref: GCSS-EL/0228/06/LTR

24 January 2006

SUPPL

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER



06010544

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy each of the announcement dated:

- 16 January 2006 (*Withdrawal from participating in the bid for the Integrated Resort in Marina Bay*);
- 16 January 2006 (*Notification on New Associated Company*); and
- 20 January 2006 (*Announcement by Subsidiary Company, CDL Hotels New Zealand Limited on Change of Company Name*)

Yours faithfully

PROCESSED
FEB 01 2006
THOMSON
FINANCIAL

ENID LING
Assistant Manager
(Corporate Secretarial Services)

Encs

cc M/s Coudert Brothers, Hong Kong (without enclosures) (By Fax Only)

Ms Catherine Loh

EL/kw


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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	16-Jan-2006 20:04:06
Announcement No.	00124

>> Announcement Details

The details of the announcement start here ...

Announcement Title * WITHDRAWAL FROM PARTICIPATING IN THE BID FOR THE INTEGRATED RESORT IN MARINA BAY

Description

City Developments Limited (the "Company") refers to the announcement dated 15 December 2005 on its entry into a memorandum of understanding with Las Vegas Sands Corp. ("Sands") in relation to a bid for the Integrated Resort in Marina Bay. The Company wishes to announce that some requirements associated with the bid were raised with the Company after the date of the announcement. Upon further clarification of these requirements, the Company has, with Sands' agreement, decided to withdraw from participating in the bid. The Company will, however, continue to provide counsel and advice to the non-gaming aspects of Sands' proposal, particularly in those areas relating to design, development and construction planning, as well as knowledge of the local market.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries
16 January 2006

Attachments:

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	16-Jan-2006 17:55:30
Announcement No.	00079

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Notification on New Associated Company
Description	Please refer to the attached file on the above.



Attachments: CDL_160106.pdf
Total size = **20K**
(2048K size limit recommended)

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CITY DEVELOPMENTS LIMITED
(Co. Reg. No. 196300316Z)

NOTIFICATION ON NEW ASSOCIATED COMPANY

The Board of Directors of City Developments Limited (the "Company") wishes to announce that City Central Pte. Ltd. (formerly known as Bayfront Enterprises Pte. Ltd.), a wholly-owned subsidiary of the Company, has invested in 50% of the issued share capital of Downtown Investments Pte. Ltd. ("DIPL"). The remaining 50% interest in DIPL is held by Strong Lead Group Limited. Information relating to DIPL is as follows:

Name of Company	:	Downtown Investments Pte. Ltd.
Date & country of incorporation	:	7 December 2005 Singapore
Issued share capital	:	$2 comprising 2 shares of $1 each
Principal activity	:	Property owner and developer and investment holding

By Order of the Board

Enid Ling Peek Fong
Company Secretary

Date: 16 January 2006

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	20-Jan-2006 17:07:25
Announcement No.	00042

>> Announcement Details

The details of the announcement start here ...



Announcement Title *	Announcement by Subsidiary Company, CDL Hotels New Zealand Limited on Change of Company Name
Description	We attach herewith an announcement released by CDL Hotels New Zealand Limited on 20 January 2006 in relation to the above matter.
Attachments:	CDLHotelsNZX.pdf Total size = **27K** (2048K size limit recommended)

CDL HOTELS NEW ZEALAND LIMITED


Hotels

Correspondence Address:

Level 13, 280 Centre, 280 Queen Street, PO Box 5640, Wellesley Street, Auckland, New Zealand
Telephone : (09) 309 4411 Fax : (09) 309 3244

NZX ANNOUNCEMENT

To	:	Market Information Services / Listed Company Relations, NZX (announce@nzx.com) (lcr@nzx.com)
From	:	Takeshi Ito, Company Secretary
Date	:	20 January 2006
Subject		**CHANGE OF COMPANY NAME**

CDL Hotels New Zealand Limited wishes to advise that:

1) CDL Hotels New Zealand Limited will change its name to **Millennium & Copthorne Hotels New Zealand Limited** effective from the start of business on **Friday 27th January 2006.**

2) The ISIN will remain unchanged – **NZCDLE0001S2.**

3) The shares will trade under the ticker code "**MCK**" effective from the start of trading on Friday 27th January 2006.

Takeshi Ito
Company Secretary